Mail Stop 7010

      November 10, 2005

via U.S. mail and facsimile

Mr. Henry Schnurbach
Polyair Inter Pack Inc.
330 Humberline Drive
Toronto, Ontario M9W 1R5

      Re:	Polyair Inter Pack Inc.
		Form 20-F for the year ended October 31, 2004
      Filed May 2, 2005
      File No. 0-29528

Dear Mr. Schnurbach:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff
Accountant,
at (202) 551-3737 or, in her absence, to the undersigned at (202)
551-3768.

								Sincerely,



								John Cash
								Accounting Branch Chief





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE